8/10

04036153

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ballad Gold & Silver

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4000 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/10/04

82-4000

RECEIVED
2004 AUG 10 P 12:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
12-31-03

BALLAD GOLD & SILVER LTD.

(formerly Ballad Ventures Ltd.)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Ballad Gold & Silver Ltd.,
(formerly Ballad Ventures Ltd.)

We have audited the consolidated balance sheets of Ballad Gold & Silver Ltd. (formerly Ballad Ventures Ltd.) as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
May 26, 2004

"*Amisano Hanson*"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

ASSETS		2003		2002
Current				
Cash	$	447,066	$	6,927
Marketable securities (market value: $5,341; 2002: $3,000)		3,000		3,000
Amounts receivable		33,122		16,679
Prepaid expenses		11,842		-
		495,030		26,606
Capital assets – Note 3		16,883		4,590
Resource properties – Notes 4, 7 and 9		362,488		8,982
	$	874,401	$	40,178
LIABILITIES				
Current				
Accounts payable – Notes 5 and 7	$	464,403	$	312,305
Long-term accounts payable – Notes 5 and 7		-		372,912
		464,403		685,217
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital – Notes 6 and 9		12,564,508		10,658,152
Contributed surplus – Note 6		1,071,800		800
Deficit		(13,226,310)		(11,303,991)
		409,998		(645,039)
	$	874,401	$	40,178

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6
Subsequent Events – Notes 4, 6 and 9

APPROVED BY THE DIRECTORS:

______________________, Director ______________________, Director

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

ASSETS	2003	2002
Current		
Cash	$ 447,066	$ 6,927
Marketable securities (market value: $5,341; 2002: $3,000)	3,000	3,000
Amounts receivable	33,122	16,679
Prepaid expenses	11,842	-
	495,030	26,606
Capital assets – Note 3	16,883	4,590
Resource properties – Notes 4, 7 and 9	362,488	8,982
	$ 874,401	$ 40,178
LIABILITIES		
Current		
Accounts payable – Notes 5 and 7	$ 464,403	$ 312,305
Long-term accounts payable – Notes 5 and 7	-	372,912
	464,403	685,217
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Notes 6 and 9	12,564,508	10,658,152
Contributed surplus – Note 6	1,071,800	800
Deficit	(13,226,310)	(11,303,991)
	409,998	(645,039)
	$ 874,401	$ 40,178

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6
Subsequent Events – Notes 4, 6 and 9

APPROVED BY THE DIRECTORS:

______________________, Director Roland ______________________, Director

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended December 31, 2003 and 2002

	2003	2002
Administrative Expenses		
Accounting and audit fees	$ 36,049	$ 35,180
Amortization	2,757	1,553
Consulting fees – Note 7	88,720	51,018
Filing fees	19,467	11,217
Interest – Note 7	69,178	57,988
Legal fees – Note 7	118,222	104,700
Management fees	30,000	30,000
Office and miscellaneous	38,181	20,247
Rent	37,200	37,200
Salaries	-	8,708
Shareholder communications	316,001	30,000
Transfer agent	6,098	2,790
Travel and promotion – Note 7	84,249	12,785
Loss before other items	(846,122)	(403,386)
Other items:		
Write-off of amounts receivable	(247)	-
Resource property investigation costs – Note 7	(4,950)	-
Gain on settlement of accounts payable – Note 5	-	25,000
Write-down of marketable securities	-	(3,000)
Recovery of amounts receivable previously written-off	-	11,477
Non-cash compensation charge – Note 6	(1,071,000)	-
Net loss for the year	(1,922,319)	(369,909)
Deficit, beginning of year	(11,303,991)	(10,934,082)
Deficit, end of year	$ (13,226,310)	$ (11,303,991)
Basic and diluted loss per share	$ (0.19)	$ (0.06)

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003 and 2002

	2003	2002
Operating Activities		
Net loss for the year	$ (1,922,319)	$ (369,909)
Add (deduct) items not affecting cash:		
Amortization	2,757	1,553
Gain on settlement of accounts payable	-	(25,000)
Non-cash compensation charge	1,071,000	800
Write-down of marketable securities	-	3,000
Write-off of amounts receivable	247	-
	(848,315)	(389,556)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(16,690)	(5,029)
Prepaid expenses	(11,842)	1,167
Accounts payable	(220,814)	(283,631)
	(1,097,661)	(677,049)
Investing Activities		
Acquisition of capital assets	(15,050)	-
Option proceeds – resource properties	7,500	-
Deferred exploration expenditures	(111,006)	-
	(118,556)	-
Financing Activities		
Issuance of common shares for cash	1,656,356	690,000
Share subscriptions	-	(15,000)
	1,656,356	675,000
Increase (decrease) in cash during the year	440,139	(2,049)
Cash, beginning of year	6,927	9,976
Cash, end of year	$ 447,066	$ 6,927
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain the necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At December 31, 2003, the Company had not yet achieved profitable operations and has accumulated losses since inception of $13,226,310. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of British Columbia. On July 21, 2003, the Company consolidated its capital stock on a 2:1 basis and changed its name from Ballad Ventures Ltd. to Ballad Gold & Silver Ltd. The Company is a public company whose shares are listed for trading on the TSX Venture Exchange.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A., Ballad Minerals Ltd. and Ballad Technologies Ltd. All inter-company transactions and balances have been eliminated.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(e) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(f) Basic and Diluted Loss per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(g) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 6 whereby stock options are granted in accordance with the policies of regulatory authorities. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted the Company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has voluntarily adopted the new policy for its year ended December 31, 2003. This application has been applied prospectively.

(h) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, amounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term accounts payable also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(i) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

The Company has accumulated non-capital losses and unused resource property expenses for tax purposes that have not been finally computed. These amounts are available to reduce income for tax purposes in future years. The Company considers that it is not likely that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets and accordingly, a valuation allowance has been provided against future income tax assets.

Note 3 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 22,938	$ 16,567	$ 6,371	$ 2,274
Office equipment	15,930	5,418	10,512	2,316
	$ 38,868	$ 21,985	$ 16,883	$ 4,590

Note 4 Resource Properties – Note 9

	TVX Concessions, Peru	Penascudo Property, Argentina	Rabbit North, Canada (Note 9)	2003	2002
Balance, beginning of year	$ 8,982	$ -	$ -	$ 8,982	$ 8,982
Acquisition Costs – shares	-	250,000	-	250,000	-
Deferred Exploration Expenditures					
– geological consulting – Note 7	7,000	29,982	28,000	64,982	-
– assay costs	-	928	-	928	-
– concession fees	4,117	30,979	-	35,096	-
– finders fee	-	10,000	-	10,000	-
Option proceeds	(7,500)	-	-	(7,500)	-
Balance, end of year	$ 12,599	$ 321,889	$ 28,000	$ 362,488	$ 8,982

TVX Concessions, Peru

The Company entered into an agreement to acquire all the shares and assets of TVX Minera Del Peru S.A. dated February 26, 1997. The assets consisted of thirty-five mining concessions comprising 31,000 hectares located throughout Peru. Prior to December 31, 1999, management of the Company abandoned thirty-one of these mining concessions. During the year ended December 31, 2000 management of the Company abandoned two mining concessions and wrote-off costs associated with these concessions totalling $377,346. At December 31, 2003, the Company has maintained two of the original thirty-five mining concessions.

The Company entered into an option agreement, dated July, 2003 with Consolidated Norsemont Ventures Ltd. (Norsemont) whereby Norsemont may earn up to a 60% interest in the TVX Concessions, Peru by making cash payments totalling $445,000 and delivering 900,000 Norsemont common shares. During the year ended December 31, 2003, Norsemont paid $7,500 to the Company. On January 28, 2004, Norsemont terminated the agreement.

Note 4 Resource Properties – Note 9 – (cont'd)

Penascudo Property, Argentina

The Company entered into a letter agreement dated June 11, 2003 with IMA Exploration Inc. whereby the Company has been granted an option to acquire up to an 85% undivided right, title and interest in the Penascudo Gold-Silver Project that is located in the Patagonia region of Southern Argentina. For the initial 70% interest, the Company must incur US$1,800,000 in exploration work according to the following schedule:

i) US$100,000 on or before October 31, 2004;

ii) US$300,000 on or before October 31, 2005 (cumulative);

iii) US$500,000 on or before October 31, 2006(cumulative);

iv) US$800,000 on or before October 31, 2007(cumulative); and

v) US$1,800,000 on or before October 31, 2008(cumulative);

In addition, the Company is required to:

i) issue 500,000 common shares within 10 days of TSX Venture Exchange Approval (issued);

ii) pay US$300,000 in cash on or before October 31, 2008; and

iii) issue an additional 500,000 common shares of the Company, on or before October 31, 2008.

The Company may increase it's interest to 85% by funding a feasibility study. Upon earning an 85% interest, the Company,s interest in the property will be subject to a 1.5% Net Smelter Return Royalty.

A finders fee of $10,000 is payable with respect to this agreement.

Note 5 Long-term Accounts Payable

During the year ended December 31, 2002, the Company entered into agreements deferring accounts payable with certain of its creditors. Under the terms of the agreements, the creditors agreed to defer payment on the balances outstanding in the amount of $372,912 to June 30, 2004. During the year ended December 31, 2003, these accounts have been repaid or reclassified as current payables.

Note 5 Long-term Debt – (cont'd)

On January 14, 2002, the Company entered into a debt settlement arrangement with a creditor. Under the terms of this agreement, the creditor agreed to defer payment of the settled amount of $125,000 until January 15, 2004. The Company recorded a gain of $169,050 on this settlement during the year ended December 31, 2001. Included with the settlement terms was a further reduction of the debt to $100,000 if paid prior to July 30, 2002. During the year ended December 31, 2002, payment of $100,000 was made to the creditor and the Company recorded a gain on settlement of accounts payable of $25,000.

Note 6 Share Capital – Note 9

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2001		6,820,666	9,968,152
For cash:			
– pursuant to a private placement	– at $0.05	2,000,000	100,000
	– at $0.10	2,000,000	200,000
	– at $0.20	1,950,000	390,000
Balance, December 31, 2002		12,770,666	10,658,152
Share consolidation (1 new for 2 old)		(6,385,333)	-
For cash:			
– pursuant to private placements	– at $0.10	9,000,000	900,000
	– at $0.50	1,205,000	600,000
– pursuant to the exercise of stock options	– at $0.20	436,033	87,206
	– at $0.46	52,500	24,150
– pursuant to the exercise of share purchase warrants			
	– at $0.10	250,000	50,000
For resource property acquisition	– at $0.50	500,000	250,000
Finders fees		64,667	-
Finders fee for cash		-	(5,000)
Balance, December 31, 2003		17,888,533	12,564,508

Note 6 Share Capital – Note 9 – (cont'd)

Commitments:

Share Purchase Warrants

At December 31, 2003, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
750,000	$0.20	May 22, 2004
975,000	$0.50	December 11, 2004
9,000,000	$0.22	August 29, 2005
1,264,667	$0.60	November 18, 2005
11,989,667		

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of December 31, 2003 and December 31, 2002 and changes during the years ending on those dates is presented below:

	December 31, 2003		December 31, 2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,082,066	$0.12	597,367	$1.20
Cancelled	(105,000)	($0.12)	-	-
2:1 consolidation	(488,533)	($0.12)	-	-
Granted	1,575,000	$0.80	1,082,066	$0.12
Expired/cancelled	(20,000)	($0.80)	(597,367)	$1.20
Exercised	(488,533)	($0.23)	-	-
Options outstanding and exercisable at end of year	1,555,000	$0.80	1,082,066	$0.12

Note 6 Share Capital – Note 9 – (cont'd)

Commitments: – (cont'd)

Stock-based Compensation Plan – (cont'd)

At December 31, 2003, 1,555,000 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.80 per share. These share purchase options expire September 18, 2005.

As disclosed in Note 2(g), effective for the year ended December 31, 2003, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the year ended December 31, 2003 the Company recorded a non-cash compensation charge of $1,071,000.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.5%
Dividend yield	-
Expected stock price volatility	178%
Weighted average expected stock option life	2.0 years

Note 7 Related Party Transactions – Note 9

During the years ended December 31, 2003 and 2002, the Company incurred the following costs charged by directors and officers of the Company and companies controlled by directors and officers of the Company:

	2003	2002
Consulting fees	$ 52,000	$ 36,000
Interest	34,531	34,415
Legal fees	115,717	97,491
Resource property costs – geological consulting	50,031	-
Resource property investigation costs	4,950	-
Travel and promotion	-	5,141
	$ 257,229	$ 173,047

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Note 7 Related Party Transactions – Note 9 – (cont'd)

At December 31, 2003, accounts payable includes $14,674 (2002: $110,966) due to directors of the Company and companies controlled by directors of the Company.

At December 31, 2003, long-term debt includes $Nil (2002: $360,981) due to directors of the Company and companies controlled by directors of the Company.

Note 8 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows, during the year ended December 31, 2003, the Company issued 500,000 common shares at $0.50 per share ($250,000) as an option payment with respect to the Penascudo Property. This transaction has been excluded from the statements of cash flows.

Note 9 Subsequent Events – Notes 4 and 6

Subsequent to December 31, 2003:

a) the Company entered into an option agreement with a related party to earn up to a 70% interest in the Rabbit North Property which is Northeast of Logan Lake, British Columbia, Canada. To earn a 70% interest, the Company must issue 500,000 common shares, incur exploration expenditures of $1,000,000 over four years and pay $200,000 on or before November 20, 2007. During the year ended December 31, 2003, the Company incurred geological consulting fees of $28,000 in respect to this property. This transaction is subject to regulatory approval;

b) the Company received proceeds of $95,000 pursuant to the exercise of 475,000 share purchase warrants at $0.20; and

c) 275,000 share purchase warrants exercisable at $0.20 expired without being exercised.